SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

Results of Operations and Financial Condition

On August 1, 2024, InMode Ltd. (the “Company”) announced its second quarter 2024 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Share Repurchase Plan

On May 1, 2024, the Board authorized the repurchase of the Company’s outstanding ordinary shares, par value NIS 0.01 per ordinary share (“Ordinary Shares”), in accordance with the terms of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended, or pursuant to an accelerated share repurchase program. The Company’s Chief Executive Officer and Chief Financial Officer were authorized by the Board to cause the Company to repurchase, from time to time, on the open market or otherwise, Ordinary Shares in quantities, at such prices, in such manner and on such terms and conditions as determined to be in the best interests of the Company; provided; however, that the Ordinary Shares repurchased shall not exceed an aggregate volume of 8.37 million, to be repurchased by September 30, 2024 (the “Repurchase Plan”).
As of July 31, 2024, the Company completed the repurchase of its Ordinary Shares pursuant to the Repurchase Plan. The Company repurchased 8.37 million shares at an average price paid per share of $17.974.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California, captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The lawsuit is purportedly brought on behalf of purchasers of the Company’s common stock between June 4, 2021 and October 12, 2023, inclusive. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. The Court has not yet ruled on those motions. The Securities Class Action is in the preliminary stages, and the Company has not yet responded to the complaint. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

Following the filing of the Securities Class Action, in February 2024, another purported shareholder of the Company filed a discovery claim to the District Court of Nazareth, Israel (the “Discovery Claim”). The Discovery Claim seeks for the court to instruct the Company to provide the plaintiff with certain documents and information in its possession, in accordance with Section 198(a) to the Companies Law, as an initial step towards a potential derivative claim to be filed by the plaintiff, and is based on the allegations made against the Company and certain of its Executive Officers as part of the Securities Class Action. On April 30, 2024, following a joint motion filed by plaintiff and the Company, the court ruled to stay the proceedings in the Discovery Claim until final ruling in the Securities Class Action.

Exhibit No.	Description of Exhibit
99.1	Press Release dated August 1, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
August 1, 2024	Chief Executive Officer